November 22, 2010

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3651 Attention: Lilyanna Peyser	cc: H. Christopher Owings

RE: Nash-Finch Company Comment letter dated November 15, 2010 Form 10-K for the year ended January 2, 2010 filed March 4, 2010 Definitive Proxy Statement filed April 15, 2010 File No. 000-00785

Dear Ms. Peyser:

As discussed this letter confirms an extension until December 7, 2010 to file responses by Nash-Finch Company to the comments raised by the Staff of the Securities and Exchange Commission in its letter to dated November 15, 2010, with respect to the above mentioned filings.

Please contact me at 952-844-1060 to discuss any further questions or comments you might have.

Sincerely,

/s/ Robert B. Dimond

Robert B. Dimond
Executive Vice President and Chief Financial Officer